Form 605
Corporations Act 2001
Section 671B

Notice of Ceasing to be a Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR LLC and FIL Limited
ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on	14 August 2008
The previous notice was given to the company on	7 August 2008
The previous notice was dated	6 August 2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
			US $	common stock	common stock
14 August 2008	FMR LLC & FIL	Decrease in voting power due to increase in issued shares	N/A	N/A	N/A

3. Resulting interest

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	19,059,486	19,059,486	4.64%

4. **Changes in Association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC	No Change
FIL	No Change

5. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
FMR LLC	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________
Dated 15 August 2008
Ryo Sato
Assistant Manager, Regulatory Reporting
Duly authorized under Powers of Attorney dated 2 June by Scott Goebel by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.